5/10


05009551

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Grand Banks Energy Corporation**

*CURRENT ADDRESS **444 – 5th Avenue SW, Suite 1600**

Calgary, AB T2P 2T8

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34896

12-31-03
FISCAL YEAR 2003

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE: ~~05/17/05~~ 7/8/05

Grand Banks Energy Corporation

(Formerly Pacific Amber Resources Ltd.))

Consolidated Financial Statements

For the years ended December 31, 2003 and 2002

Contents

BDO



BDO Dunwoody LLP
Chartered Accountants
and Consultants

1900, 801 – 6 Avenue S.W.
Calgary, Alberta Canada T2P 3W2
Telephone: (403) 266-5608
Fax: (403) 233-7833

Auditors' Report

To the Shareholders of
Grand Banks Energy Corporation

We have audited the consolidated balance sheet of Grand Banks Energy Corporation (formerly Pacific Amber Resources Ltd.) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

"signed BDO Dunwoody LLP"
BDO Dunwoody LLP

Chartered Accountants

Calgary, Alberta
April 9, 2004

Grand Banks Energy Corporation
(Formerly Pacific Amber Resources Ltd.)
Consolidated Balance Sheets

As at December 31	2003	2002
Assets		
Current		
Cash and short term investments	$ 7,277,787	$ -
Accounts receivable	371,450	97,503
Prepaid expenses	8,936	3,407
	7,658,173	100,910
Property and equipment (Note 3)	3,242,583	2,295,932
	$ 10,900,756	$ 2,396,842
Liabilities and Shareholders' Equity		
Current		
Bank indebtedness (Note 4)	$ -	$ 144,816
Accounts payable and accrued liabilities	188,526	215,670
	188,526	360,486
Future removal and site restoration (Note 5)	27,820	16,807
	216,346	377,293
Equity instruments (Note 6)	11,493,121	34,792,955
Contributed surplus	89,270	21,700
Deficit	(897,981)	(32,795,106)
	10,684,410	2,019,549
	$ 10,900,756	$ 2,396,842

On behalf of the Board:

"signed Edward C. McFeely" Director
Edward C. McFeely

"signed Shawn D. McDonald" Director
Shawn D. McDonald

The accompanying notes are an integral part of these consolidated financial statements.

BDO

Grand Banks Energy Corporation
(Formerly Pacific Amber Resources Ltd.)
Consolidated Statements of Operations and Deficit

For the year ended December 31	2003	2002
Revenue		
Crude oil and liquids	$ **528,442**	$ 325,986
Natural gas	**648,705**	159,489
Processing income	**20,247**	1,683
Interest income	**43,560**	105
	1,240,954	487,263
Less: royalties	**(181,443)**	(87,403)
	1,059,511	399,860
Expenses		
Depletion, depreciation, site restoration and write downs	**490,732**	867,137
General and administrative	**1,166,135**	628,113
Interest	**8,862**	30,713
Production	**291,763**	183,248
	1,957,492	1,709,211
Net loss before other items	**(897,981)**	(1,309,351)
Other items		
Foreign exchange (gain) loss	**-**	1,610
Loss on long term investments	**-**	397,132
	-	398,742
Net loss for the year	**(897,981)**	(1,708,093)
Deficit, beginning of year	**(32,795,106)**	(31,087,013)
Reduction in stated capital	**32,795,106**	-
Deficit, end of year	$ **(897,981)**	$ (32,795,106)
Loss per share – basic	$ **(0.10)**	$ (0.34)
Weighted average number of shares *(1)*	**8,935,064**	5,047,429

(1) *Diluted loss per share has not been disclosed as the effects of share conversions and the exercise of options and warrants would not be dilutive.*

The accompanying notes are an integral part of these consolidated financial statements.

BDO

Grand Banks Energy Corporation
(Formerly Pacific Amber Resources Ltd.)
Consolidated Statements of Cash Flows

For the year ended December 31	2003	2002
Cash from operating activities		
Net loss for the year	$ (897,981)	$ (1,708,093)
Adjustments for:		
Stock compensation	67,570	21,700
Depletion, depreciation, site restoration and write downs	490,732	867,137
Loss on investments	-	397,132
Site restoration costs	(2,687)	(14,837)
	(342,366)	(436,961)
Change in non-cash working capital balances (Note 14(b))	(36,504)	9,491
	(378,870)	(427,470)
Cash from financing activities		
Bank indebtedness	(144,816)	144,816
Issue of shares, net	9,245,272	501,643
	9,100,456	646,459
Cash from investing activities		
Dispositions of property and equipment	-	25,000
Additions to property and equipment	(1,173,683)	(1,688,685)
Proceeds on sale of long-term investments	-	62,244
Change in non-cash investing working capital	(270,116)	149,131
	(1,443,799)	(1,452,310)
Increase (decrease) in cash and cash equivalents	7,277,787	(1,233,321)
Cash and short term investments, beginning of year	-	1,233,321
Cash and short term investments, end of year	$ 7,277,787	$ -

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations

Grand Banks Energy Corporation's ("Grand Banks" or "The Company") principal business is the exploration, development and acquisition of oil and gas properties. Grand Banks consolidated its common shares on a 5 for 1 basis in May 2003. The shares issued and per share amounts have been restated to post consolidation amounts on a retroactive basis. The Company was originally incorporated on June 25, 1969 under the British Columbia Companies Act and changed its name to Pacific Amber Resources Ltd. and then to Grand Banks Energy Corporation in 2003. The Company has been continued under the Alberta Business Corporations Act. The Company's common voting shares are listed on the TSX Venture Exchange.

2. Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) Consolidation

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries Pacific Amber Resources Inc. and Whistler Resources Ltd. Both subsidiaries have been dissolved.

b) Property, plant and equipment

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion by more than 20%.

2. Summary of Significant Accounting Policies continued

b) Property, plant and equipment - continued

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect between the end of the year and the finalization of the year end audit and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

Office equipment is recorded at cost. Amortization is provided on a declining balance basis over the estimated useful life of the equipment which varies between 20% to 30%.

c) Joint venture operations

All of the Company's petroleum and natural gas exploration activities are conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

d) Site restoration costs

Site restoration costs are accrued based on management's best estimate of these future costs calculated on the unit of production basis, utilizing proved producing reserves.

e) Flow-through shares

Expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are to be renounced to investors in accordance with income tax legislation. Share capital will be reduced by the estimated cost of the renounced tax deductions when the expenditures are incurred.

f) Future income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

g) Financial instruments

The Company carries a number of financial instruments as detailed on the balance sheet. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

2. Summary of Significant Accounting Policies – continued

h) Measurement uncertainty

The amounts recorded for depletion and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and reclamation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes and estimates in future periods could be significant.

The financial statements include accruals based on the terms of existing joint venture agreements. Due to varying interpretations of the definition of terms in these agreements the accruals made by management in this regard may be significantly different from those determined by the Company's joint venture partners. The effect on the financial statements resulting from such adjustments, if any, will be reflected prospectively.

i) Cash and short term investments

Cash and short term investments consists of cash on hand, bank balances (including temporary bank overdrafts), term deposits and investments with maturities of three months or less.

j) Stock based compensation plan

The Company has a stock based compensation plan as described in Note 8. In September 2003, the CICA issued an amendment to section 3870 "Stock based compensation and other stock based payments." The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Company implemented this amended standard in 2003 in accordance with the early adoption provisions of the standard. Per the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the income statement for options and issued on or after January 1, 2003. The fair value is measured at the grant date and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Consideration paid on exercise of options is credited to share capital. None of the Company's awards call for settlement in cash or other assets.

Prior to January 1, 2003, the Company did not record expenses for options issued to employees, officers, and directors. Consideration paid by employees or directors on the exercise of stock options under the option plan were recorded as share capital. The Company did apply the fair value method to stock options granted to non-employees resulting in recognition of an expense with a corresponding credit to shareholders equity.

k) Per share amounts

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the prevailing price. Basic Earnings per share are computed by dividing the net loss by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if the securities or other contracts were exercised or converted to common shares.

l) Long-term investments

Long-term investments are valued at the lower of cost or market.

2. Summary

m) Revenue recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. Revenues from crude oil and natural gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company's net working interest. Alberta Royalty Tax Credits are netted against oil and gas royalties.

n) Foreign currency
The Company translates amounts of foreign currency into Canadian dollars on the following basis:
- i) current monetary assets and liabilities - at the rate of exchange prevailing at the year end;
- ii) non-monetary items - at rate of exchange prevailing at the dates of the transactions;
- iii) revenues and expenses - at the monthly average rate of exchange; and
- iv) gains and losses on translation of current monetary assets and liabilities are included in income.

3. Property and Equipment

December 31, 2003		**Cost**		**Accumulated Depletion, Amortization, and Write Down**		**Net Book Value**
Furniture and equipment	$	**41,233**	$	**14,348**	$	**26,885**
Petroleum and natural gas properties		**4,549,354**		**1,333,656**		**3,215,698**
	$	**4,590,587**	$	**1,348,004**	$	**3,242,583**

December 31, 2002		Cost		Accumulated Depletion, Amortization, and Writedown		Net Book Value
Furniture and equipment	$	33,485	$	7,416	$	26,069
Petroleum and natural gas properties		3,133,419		863,556		2,269,863
	$	3,166,904	$	870,972	$	2,295,932

The Company excluded $346,700 (2002 – $nil) undeveloped properties from the depletion calculation. The Company capitalized $32,100 (2002 - $nil) general and administrative costs during the year. A $592,000 impairment allowance was recorded to June 30, 2002.

4. Bank Indebtedness

The Company has a $750,000 (2002 - $500,000) revolving line of credit agreement with a Canadian Chartered Bank. The line of credit bears interest at prime plus 1.5% per annum, secured by the assets of the Company, and is due on demand. The effective rate as at December 31, 2003 was 5.75% (2002 – 6.00%). The Company adopted the recommendations of CICA pronouncement EIC-122, whereby the line of credit has been reclassified, presented, and disclosed as bank indebtedness in current liabilities.

5. Future Removal and Site Restoration

At December 31, 2003 the total estimated costs relating to the future site restoration and well abandonment are estimated to be $315,000 (2002 - $86,000) of which $27,820 has been accrued in the consolidated financial statements as a liability pursuant to the Company's accounting policy.

6. Equity Instruments

a) Authorized

The authorized share capital consists of an unlimited number of common shares without nominal or par value.

b) Issued and outstanding

	December 31, 2003		December 31, 2002	
	Number of Shares	**Amounts**	Number of Shares	Amounts
Balance, beginning of year	**5,982,432**	**$ 34,792,955**	4,852,432	$ 33,733,312
Issued on exercise of warrants and options Note 6(g))	**946,000**	**946,000**	160,000	160,000
Flow-through shares issued (Note 6(j))	**5,424,200**	**5,966,620**	350,000	350,000
Issued for cash (Note 6(i))	**3,034,400**	**2,957,680**	-	-
Issued for property (Note 6(h))	**250,000**	**250,000**	620,000	558,000
Reduction in stated capital (Note 6(k))	-	**(32,795,106)**	-	-
Tax effect flow-through shares *(1)*	-	**(214,000)**	-	(623,000)
Future tax benefit recognized	-	**(39,900)**	-	619,500
Share issue costs, net of tax effect of $253,899	-	**(371,128)**	-	(4,857)
Balance, end of period	**15,637,032**	**$ 11,493,121**	5,982,432	$ 34,792,955
Weighted average number of common shares	**8,935,064**		5,047,432	

(1) *Calculated at an effective rate of 40.1% on renounced expenditures.*

(2) *The Company has consolidated it's shares on a 5:1 basis and all comparative figures have been restated on a retroactive basis.*

c) Flow-through share information

Year issued	2003	2002
Carried forward from prior year	**$ 248,107**	$ -
Amount of flow-through shares issued	**5,966,620**	350,000
Expenditures incurred	**(519,607)**	(101,893)
Remaining obligation	**$ 5,695,120**	$ 248,107

6. Equity Instruments - continued

d) Stock options

As at December 31, 2003 the Company has the following stock options outstanding:

	Number of Shares	Option Price per Share Range	Weighted Average Exercise Price
Options outstanding, December 31, 2001	175,000	$ 1.00 – 1.05	
Options – granted	635,000	$ 1.00	$ 1.00
- exercised	(40,000)	$ 1.00	$ 1.00
- expired	(270,000)	$ 1.00 – 1.05	
Options outstanding, December 31, 2002	500,000	$ 1.00	$ 1.00
Options - granted	**375,000**	**$ 1.00 – 1.15**	
- exercised	**(410,000)**	**$ 1.00**	**$ 1.00**
- cancelled	**(40,000)**	**$ 1.00**	
Options outstanding, December 31, 2003	**425,000**	**$ 1.00 – 1.15**	**$ 1.05**

e) The following table summarized information about the stock options outstanding at December 31, 2003:

OPTIONS OUTSTANDING				OPTIONS CURRENTLY EXERCISABLE		
Number	Option Price	Weighted Average Exercise Price	Weighted Average Term (years)	Number	Weighted Average Exercise Price	Weighted Average Term (years)
275,000	**$ 1.00**	**$ 1.00**	**4.9 years**	**95,000**	**$ 1.00**	**2.2 years**
150,000	**$ 1.15**	**$ 1.15**	**6.3 years**	**-**	**$ -**	**-**
425,000		**$ 1.05**	**5.4 years**	**95,000**	**$ 1.00**	**2.2 years**

The following table summarized information about the stock options outstanding at December 31, 2002:

OPTIONS OUTSTANDING				OPTIONS CURRENTLY EXERCISABLE		
Number	Option Price	Weighted Average Exercise Price	Weighted Average Term (years)	Number	Weighted Average Price	Weighted Average Term (years)
500,000	$ 1.00	$ 1.00	2.5 years	500,000	$1.00	2.5 years

f) Warrants

As at December 31, 2003 the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Average Price
Warrants outstanding at December 31, 2001		600,000	
October and November, 2002	October and November 2004	140,000	$1.00
Exercised in the year		(120,000)	$1.00
Warrants outstanding at December 31, 2002		620,000	$1.00
Issued	May 2005	843,920	$1.25
Exercised in the year		(536,000)	$1.00
Warrants outstanding at December 31, 2003		927,920	$1.23

No value has been assigned to the warrants as it has been determined to not be material.

6. Equity Instruments - continued

g) Issued on exercise of warrants and option
During the year the Company issued 946,000 (2002-160,000) common shares at $1.00 per share for cash on the exercise of warrants and options.

h) Common shares issued for property
In April 2003 the Company closed an agreement for the acquisition of certain oil and gas properties for $250,000. The consideration for the purchase was 250,000 common shares at $1.00 per share.

i) Common shares issued for cash
In April 2003, the Company closed a private placement for 1,500,000 shares at $1.00 per share. In November 2003 the Company issued 1,534,400 shares for cash at $0.95 per share for total proceeds of $2,957,680. The November 2003 issue of common shares included one half of a share purchase warrant for a term of 18 months with a full purchase warrant exercisable at $1.25 per common share. No value was attributed to the share purchase warrants as this value was not material.

j) Flow-through shares issued
During November 2003, the Company issued 5,424,200 flow-through shares at $1.10 per share for gross proceeds of $5,966,620.

k) Reduction in stated capital
In May 2003 the shareholders approved a reduction in stated capital to eliminate the Company's deficit. As a result share capital was reduced by $32,795,106 being the Company's deficit at December 31, 2002.

7. Income Taxes

a) The effective tax rate of income tax varies from the statutory rate as follows:

		2003		2002
Combined tax rates		**40.6%**		42.0%
Expected income tax provision at statutory rate	**$**	**(364,760)**	$	(717,399)
ARTC		**(15,513)**		(4,914)
Crown charges		**70,820**		19,688
Change in rate		**(1,730,371)**		-
Resource allowance		**30,851**		28,788
Stock compensation		**27,447**		-
Other		**1,175**		(1,543)
Non-deductible capital loss		**-**		166,795
Valuation allowance		**1,980,351**		508,585
Actual income tax provision	**$**	**-**	$	-

7. Income Taxes continued

b) At the end of the year, subject to confirmation by income tax authorities, the Company has the following tax pools available to reduce future taxable income:

		2003		2002
Cumulative Canadian development expenses	$	**330,919**	$	22,302
Cumulative Canadian exploration expenses		**6,373,558**		6,286,040
Cumulative Canadian oil and gas property expenses		**721,705**		966,465
Foreign exploration and development expenses		**11,047,091**		12,274,546
Earned depletion		**390,855**		390,855
Undepreciated capital cost		**492,083**		332,680
Non-capital losses carried forward for tax purposes available from time to time until 2009		**11,813,031**		10,083,817
Undeducted share issue costs carried forward		**511,723**		6,686
	$	**31,680,965**	$	30,363,391

The tax benefit of these losses has not been recognized as a future asset, as they do not meet the test of more likely than not realization.

c) The Company has approximately $1,497,300 (2002 - $1,497,300) of capital losses available that have no expiry date and can be used to reduce future capital gains. The tax benefit of these losses has also not been recognized as a future asset, as they do not meet the test of more likely than not realization.

d) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company's future income tax assets and liabilities are as follows:

Nature of temporary differences		2003		2002
Property and equipment	**$**	**5,588,169**	$	7,557,381
Unused non capital tax losses carried forward		**4,089,325**		4,238,970
Share issue costs		**177,159**		2,808
Unused capital losses carried forward		**129,595**		115,522
		9,984,248		11,914,681
Valuation allowance		**(9,984,248)**		(11,914,681)
Future income tax asset (liability)	**$**	**-**	$	-

8. Stock Compensation

Prior to January 1, 2003 the Company did not record compensation expense when stock options were issued to employees, officers, and directors. In the fourth quarter of 2003, the Company adopted a new accounting policy for stock-based compensation related to common share options. The Company records stock-based compensation expense for all common share options granted to employees and directors after January 1, 2003. Common share options granted prior to January 1, 2003, did not result in a compensation expense. The Company continues to disclose the pro forma earnings impact for these options.

8. Stock Compensation continued

General and administrative costs include $67,570 in stock compensation expense of which $63,628 related to the accounting change.

Had compensation expense been determined based on the fair value at the grant dates for options granted in 2002, the net loss and loss per share would have been reduced to the pro forma amounts indicated below:

			2003		2002
Stock Compensation not recorded		$	-	$	6,151
Net loss	- as reported	$	(897,981)	$	(1,708,093)
	- pro forma	$	(897,981)	$	(1,714,244)
Loss per share	- basic and diluted				
	- as reported	$	(0.10)	$	(0.34)
	- pro forma	$	(0.10)	$	(0.34)

The fair value of share options granted in the year was estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002
Dividend yield	nil	nil
Expected volatility	0.06	0.07
Risk free rate of return	4.5%	5%
Weighted average life	7 years	3 years

9. *Financial Instruments*

As disclosed in Note 2(g), the Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to fair value, interest rate and industry credit risks. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

a) Commodity price risk
The Company will be subject to commodity price risk for the delivery of natural gas and crude oil.

b) Credit risk
A significant portion of the Company's cash is currently held with the same financial institution and, as such, the Company is exposed to concentration of credit risk. Substantially all the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

c) Interest rate risk management
The Company's borrowings are subject to floating rates. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

As at December 31, 2003, the increase or decrease in net earnings before taxes for each 1% change in interest rates on floating rate debt amounts to approximately $NIL (2002 - $1,440). The related disclosures regarding the debt instruments are included in Note 4 of these consolidated financial statements.

10. Related Party Transactions

Except as disclosed elsewhere in the consolidated financial statements the Company had the following related party transactions:

a) During 2003, the Company paid $92,888 (2002 - $58,511) to a company controlled by a director and officer for management services for the period ended December 31, 2003. In April 2003, the Company paid an additional lump sum of $84,000 pursuant to a consulting agreement on a change of management. All of these amounts were expensed. In April 2003, this director and officer exercised options for 100,000 shares at a price of $1.00 per share.

b) In January 2003, the Company paid $240,000 management consulting fees to two directors and officers all of which was expensed in 2003. In April 2003, the Company paid an additional $240,000 pursuant to consulting agreements on a change of management. This amount was also expensed in 2003. These directors and officers exercised 240,000 warrants and options in January 2003 and 496,000 warrants in April 2003 at a price of $1.00 per share.

   In July 2002, the company paid $160,000 in consulting fees for services of two officers and directors, pursuant to two Consulting Agreements. The proceeds were used to exercise 120,000 warrants at $1.00 per share and 40,000 options at $1.00 per share

c) On September 30, 2002, the Company purchased oil and gas properties from a company controlled by a director and officer of the Company for $698,000. The consideration for the purchase consisted of $140,000 note payable and 620,000 common shares valued at $558,000. The note was repaid in November 2003.

d) During 2002, the Company paid $50,000 to a company controlled by a director and former officer for management services. This contract was terminated effective May 6, 2002. The Company also paid $15,000 to a company controlled by a director and officer for management services to March 31, 2002.

e) As part of a private placement of common flow-through shares and share purchase warrants in 2002 a director and officer purchased 140,000 Common shares which included 56,000 share purchase warrants.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

11. Commitments

The Company has a commitment for an office lease as follows:

2004 - $96,222
2005 - $68,000
2006 - $63,000

12. Subsequent Events

In January 2004 the President and Chief Executive Officer of the Company resigned as an Officer and Director. This officer received a $120,000 payment at that time.

Since December 31, 2003 the Company has issued 3,034,267 common shares and 1,517,134 warrants for gross proceeds of $2.9 million. The warrants are exercisable at $1.25 and expire 18 months from the date of issue. The Company provided $356,250 of loans for the purchase of these shares and warrants to certain individuals. Loans of $285,000 were made to three employees and one consultant, who are not directors and officers and are secured by 300,000 common shares. A loan of $71,250 was made to a director and officer that is secured by 150,000 common shares. The loans are limited-recourse and bear interest at 5.75%. The loans are repayable over 60 months commencing in March 2005.

13. Contingencies

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. These costs are accrued on the unit of production basis. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

14. Statement of Cash Flows

a) The non-cash transaction during the year was the acquisition of certain oil and gas properties in exchange for $250,000 (2002 – $620,000) shares with an attributed value of $250,000 (2002- $558,000). Financing activities in the year do not reflect the issue of these shares as well as additions to property and equipment do not include the additions of these assets, as they were non-cash transactions.

b) Changes in non-cash working capital balances are comprised of:

		2003		2002
Accounts receivable	**$**	**(112,725)**	$	(41,517)
Prepaid expenses and advances		**(5,529)**		711
Accounts payable and accrued liabilities		**81,750**		50,297
	$	**(36,504)**	$	9,491

BDO

15. Segmented Information

For 2002 and 2003, the Company's activities consisted of operations in the oil and gas exploration industry in Western Canada.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note 2). The Company eliminates intersegment sales and transfers. Segment loss is measured as net loss after consideration of income taxes.

December 31, 2002		Oil & Gas		Technology		Total
Revenues, external	$	399,860	$	-	$	399,755
Depletion, amortization and write downs		867,137		-		867,137
Loss on sale of investments		-		397,132		397,132
Total assets	$	2,396,842	$	-	$	2,396,842

16. Comparative Figures

The comparative figures provided herein have been reclassified to conform to the current year's presentation.

Grand Banks Energy Corporation
2003 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

Grand Banks Energy Corporation is an emerging energy corporation engaged in the business of oil and gas exploration, development and production in Western Canada. The Company's main operations are in the Province of Alberta and one property located in the Province of Saskatchewan.

The discussion and analysis of Grand Banks Energy Corporation ("Grand Banks" or "the Company") should be read in conjunction with the consolidated financial statements and accompanying notes. This management discussion and analysis has been approved by the Board of Directors of Grand Banks Energy Corporation and includes information to April 16, 2004.

ANNUAL RESULTS

During the past year Grand Banks Energy Corporation significantly strengthened its cash position. The Company raised $8.9 million in equity through two private placements, $536,000 through the exercise of warrants and $410,000 through the exercise of options. The Company's working capital at the end of 2003 increased to $7.5 million compared with negative working capital of $260,000 at December 31, 2002. In March 2004, after the end of the year, the Company raised additional gross proceeds of $2,882,500 through the issue of 3,034,267 common shares which also included warrants, exercisable at $1.25 per share within eighteen months of issue.

The following table summarizes the results for 2001, 2002 and 2003.

Sales Volumes:		2003		2002		2001
Natural gas - mcf/day		263		107		30
Crude oil and liquids - bbls/day		41		27		8
BOE per day (6:1)		85		45		13
Financial results						
Gross revenues	$	1,240,954	$	487,263	$	143,373
Net loss	$	(897,981)	$	(1,708,093)	$	(500,045)
Loss per share - basic and fully diluted	$	(0.10)	$	(0.34)	$	(0.05)
Total assets	$	10,900,756	$	2,396,842	$	2,667,348
Working capital	$	7,469,647	$	(259,576)	$	1,277,183
Flow through share obligations	$	5,695,120	$	248,107		-

The Company did not declare any dividends in 2001, 2002 or 2003.

Grand Banks Energy Corporation
2003 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

ANNUAL RESULTS

Sales Volumes:
Product sales volumes increased 89% to 85 BOE per day in 2003 from 45 BOE per day in 2002. The increase in sales volumes was due to new wells on stream in Bashaw, Wizard Lake and Wood River. Natural gas volumes increased to 263 mcf per day in 2003 from 107 mcf per day in 2002. Crude oil and liquid volumes rose from 27 barrels per day in 2002 to 41 barrels per day.

Gross Revenues:
Gross revenue rose 155% to $1,241,000 from $487,000 in 2002 as increased volumes combined with higher product prices. Natural gas prices increased 66% from $4.08 per mcf in 2002 to $6.76 per mcf in 2003. Crude oil and liquid prices increased modestly from $33.05 per barrel in 2002 to $35.40 per barrel in 2003. Royalty and processing income increased to $20,000 in 2003 compared with $1,700 in 2002 as a result of new wells in Wood River. Interest income rose to $43,600 in 2003 from $100 in 2002 as the Company raised significant additional capital during 2003.

Royalty Expense:
Royalty expense net of Alberta Royalty Tax Credit "ARTC" increased to $181,000 in 2003 from $87,000 in 2002 due to increased volumes and higher product prices.

Production expenses:
Production expenses increased to $292,000 or $9.44 per BOE compared with $183,000 in 2002 or $11.19 per BOE as the costs of increased volumes was modestly offset by lower costs on a BOE basis.

Depletion and Depreciation:
Depletion and depreciation declined to $490,732 in 2003 from $867,137 in 2002. During 2002 depletion and depreciation included a write down of oil and gas assets by $592,000. The offsetting increase in depletion expense was due to higher volumes.

Interest:
Interest expense declined from $30,700 in 2002 to $8,900 in 2003 as Grand Banks eliminated its bank loan for most of 2003 and also spent its flow through obligations earlier in 2003 than in 2002.

Loss on Investments:
Grand Banks had no loss on investments in 2003 as all the investments were eliminated in 2002 after the Company moved the operations from Vancouver to Calgary.

Grand Banks Energy Corporation
2003 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

ANNUAL RESULTS

General and Administrative Costs:
General and administrative expenses for 2003 and 2002 are summarized in the following table:

	2003	2002
Management fees	$ 480,000	$ 231,000
Consulting fees	370,399	135,787
Salaries and benefits	87,947	49,245
Stock compensation	67,570	21,700
Rent and office costs	68,473	83,185
Filing and transfer fees	56,307	23,817
Legal and audit	36,156	68,799
Other	31,383	14,580
Overhead capitalized	(32,100)	-
	$ 1,166,135	$ 628,113

Management fees for two officers and directors increased to $480,000 in 2003 from $231,000 in 2002. The Management fees of $480,000 include $240,000 of fees for the year 2003 and payments of $240,000 due to a change of management. Consulting fees increased to $370,000 in 2003 from $136,000 in 2002 due to $134,000 in payments on a change of management combined with the addition of two geologists. The change of management payments includes $84,000 to another officer and director. Salaries and benefits include a salary of $10,000 per month for another officer and director from April 15, 2003.

Grand Banks Energy also adopted a new accounting policy regarding stock based compensation resulting in expensing the fair value of options issued to directors and officers. The stock compensation expense, included in general and administrative expense, was $67,600 for 2003 compared with $21,700 for 2002. Stock based compensation expense for directors and officers was $63,600 in 2003 compared with nil in 2002. The stock compensation cost for non-directors and officers was $4,000 in 2003 compared with $21,700 in 2002.

Filing and transfer fees increased due to higher exchange fees and increased costs of filing public documents.

Net Loss:
The Company had a net loss of $898,000 in 2003 or $0.10 per share compared with a loss of $1,708,000 or $0.34 per share in 2002. The reduced loss is due to increased revenues, lower depletion expense and elimination of the loss on investments, partially offset by higher general and administrative costs related to change of management payments and stock compensation costs expensed.

Grand Banks Energy Corporation
2003 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

ANNUAL RESULTS

Liquidity and Capital Resources:
The Company has working capital of $7.5 million at December 31, 2003, of which $7.3 million was cash. Subsequent to year end, Grand Banks closed a private placement for 2,884,267 units (one common share and one half a common share purchase warrant) priced at $0.95 per unit for gross proceeds of $2.7 million. Grand Banks also has a $750,000 line of credit at Prime plus 1.5% which was not drawn on December 31, 2003, plus a modest cash flow from existing operations.

As a result of the equity issue during October 2003 Grand Banks had an obligation to spend $6.0 million of flow through qualifying expenditures by December 31, 2004. After the expenditure of $300,000 in 2003 the remaining flow through spending obligation is $5.7 million at December 31, 2003. These expenditures may include up to $1.0 million in Canadian Development Expense and must include $4.7 million in qualifying Canadian Exploration Expense.

Financing Activities:
In April 2003 Grand Banks raised $1,500,000 in equity through a private placement of 1,500,000 common shares at $1.00 per share. During 2003 410,000 stock options were exercised at $1.00 per shares resulting in proceeds of $410,000. In addition, 536,000 warrants were exercised at $1.00 per share for proceeds of $536,000. The Company also issued 250,000 shares for the purchase of an oil and gas property at $1.00 per share. In October 2003 the Company issued 1,534,400 common shares and 5,424,200 flow through common shares for gross proceeds of $7,424,300. The common shares were priced at $0.95 per share and the flow-through common shares were priced at $1.25 per share. That issue also included 767,200 warrants and 76,720 broker warrants for the purchase of common shares at $1.25 with 18 months of the issue.

Investing Activities:
During 2003 capital spending was $1,174,000 compared with $1,689,000 in 2002. Most of 2003 capital spending was in the Bashaw, Berland River and Ferrier areas. The Company also acquired $250,000 of property in Wood River in exchange for 250,000 shares of Grand Banks.

Contractual Obligations:

The following table summarizes the Company's contractual obligations as of December 31, 2003:

	Total	Less than 1 year	1 - 3 Years	4 - 5 Years	After 5 years
Long term debt	$ -	$ -	$ -	$ -	$ -
Capital Lease Obligations	-	-	-	-	-
Operating Leases	226,000	95,000	131,000	-	-
Flow through share spending	5,695,000	5,695,000	-	-	-
Total contractual obligations	$ 5,921,000	$ 5,790,000	$ 131,000	$ -	$ -

The company has sufficient working capital to meet these obligations.

Grand Banks Energy Corporation
2003 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

ANNUAL RESULTS

Transactions with Related Parties:

During the year Grand Banks made change of management payments to three officers and directors which are described more fully in the notes to the financial statements. These payments are also discussed in the general and administrative section of this document. The directors and officers also exercised warrants and options as well as participated in one private placement during the year.

Subsequent events:

In January, 2004 the President and Chief Executive Officer of Grand Banks resigned as an Officer and Director. This officer received a $120,000 payment at that time. The Board appointed E.C. (Ted) McFeely as President and Chief executive Officer. Mr. McFeely is also Chairman of the Board.

In January, 2004 the Company announced two independent Directors had joined the Board of Grand Banks Energy Corporation.

In February, 2004 the Company released the status of the exploratory well it participated in at Berland River West. The well was drilled to a total depth of 3,758 meters, cased, completed and production tested as a Devonian Wabamun gas well. Grand Banks has a 9.375% working interesting in this well, which is expected to commence production in the third quarter of 2004.

Since December 31, 2003 to date the Company has issued additional shares, warrants and stock options as discussed under Outstanding Shares, Options and Warrants. The company also provided $356,250 of loans for the purchase of shares and warrants to certain individuals. The loans are limited-recourse and bear interest at 5.75%. These loans are interest only until March 1, 2005, then repayable over 5 years in equal monthly installments. The loans of $285,000 to employees and consultants, who are not directors and officers, are secured by 300,000 shares. The loan of $71,250 to a director and officer is secured by 150,000 shares.

QUARTERLY RESULTS

Fourth Quarter:

Sales volumes for the fourth quarter of 2003 grew 118% from 44 BOE per day to 96 BOE per day due to the full quarter effect of new wells on stream at Bashaw, Wizard Lake and Wood River. Revenues increased from $118,000 to $314,000 mainly due to volume increases. Increased depletion rates partially offset the fourth quarter results. Working capital and total assets grew significantly as Grand Banks raised equity capital in the second and the fourth quarter of 2003, as indicated in the financing section.

Grand Banks Energy Corporation
2003 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

QUARTERLY RESULTS

Quarterly Comparison:
Quarterly volumes in 2002 remained rather flat as new production from 2002 drilling activities did not come on stream until the first quarter of 2003. The increased loss in the first and second quarter of 2002 relates to ceiling test write downs of $280,000 in the first quarter and $312,000 in the second quarter. The reduced loss in the fourth quarter of 2002 resulted from higher natural gas prices than in the first three quarters.

In 2003 volumes increased to 70 BOE per day in the first quarter of 2003 as a new well in Bashaw came on stream. The 2003 volumes include the full year effect of a 2002 purchase at Wood River and the addition of the Wizard Lake well in the last half of 2003. These positive production and revenue gains in 2003 were offset by increased general and administrative costs which included some non-recurring costs in the second quarter of 2003. The last quarter of 2003 was reduced by higher depletion rates resulting from reduced proven reserves under the new reserves definition. The following table summarizes the quarterly results for 2002 and 2003.

	March 31 2003	June 30 2003	Sept. 30 2003	Dec. 31 2003
Sales Volumes:				
BOE per day (6:1)	70	85	86	96
Financial results				
Gross revenues	$ 298,126	$ 307,323	$ 313,557	$ 321,948
Net loss	$ (89,493)	$ (592,483)	$ (32,237)	$ (183,768)
Loss per share –basic and fully diluted	$ (0.01)	$ (0.08)	-	$ (0.01)
Total assets	$ 3,081,664	$ 3,965,573	$ 3,933,336	$ 10,900,756
Working capital	$ (317,845)	$ 976,804	$ 1,005,975	$ 7,469,647

	March 31 2002	June 30 2002	Sept. 30 2002	Dec. 31 2002
Sales Volumes:				
BOE per day (6:1)	42	51	43	44
Financial results				
Gross revenues	$ 86,733	$ 141,768	$ 117,956	$ 140,806
Net loss	$ (462,052)	$(1,006,913)	$ (139,288)	$ (99,840)
Loss per share –basic and fully diluted	$ (0.10)	$ (0.21)	$ (0.02)	$ (0.01)
Total assets	$ 2,352,196	$ 1,500,351	$ 2,634,267	$ 2,396,842
Working capital	$ 588,457	$ 100,874	$ (239,947)	$ (259,576)

Grand Banks Energy Corporation
2003 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

NEW ACCOUNTING PRONOUNCEMNETS

Stock-based Compensation:

Prior to January 1, 2003 the Company did not record compensation expense when stock options were issued to employees, officers and directors. In the fourth quarter of 2003, the Company adopted a new accounting policy for stock–based compensation related to common share options. The Company records stock-based compensation expense for all common share options granted to employees and directors after January 1, 2003. Common share options granted to employees, directors and officers, prior to January 1, 2003, did not result in a compensation expense. For the year ended December 31, 2003 the effect of this change was a decrease in net earnings by $63,600 with a corresponding increase in contributed surplus.

Asset Retirement Obligations:

In February 2002 the Canadian Institute of Chartered Accountants "CICA" issued a new standard, Section 3110 of the CICA handbook *Asset Retirement Obligations*. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, development or normal operations of the assets. The obligations are measured at fair value and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying cash flows. The asset retirement cost is amortized to income on a unit-of-production basis.

The new standard is effective for years beginning on or after January 1, 2004. Grand Banks is evaluating the impact of the standard.

The present value of future asset retirement obligations will be recorded as a liability on the balance sheet of oil and gas companies with the offsetting amount recorded as property plant and equipment. Each period the cost of the asset retirement obligations will be amortized as depletion expense. In addition, the increase in the present value of the future asset retirement obligations, due to the passage of time, will be recorded as accretion expense and included with depletion.

New ceiling test rules are also required under Accounting Guideline 16 effective March 31, 2004.

Grand Banks Energy Corporation
2003 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

OTHER ITEMS

Outstanding Shares, Options and Warrants:
At December 31, 2003 the Company had 15,637,032 shares outstanding. Since the end of the year the Company issued a further 3,034,267 shares at $0.95 per share, resulting in 18,671,299 shares outstanding as of the date of this report.

Grand Banks had 425,000 options outstanding at December 31, 2003. Options totaling 230,000 expired unexercised since December 31, 2003. A further 865,000 options were issued at $1.05 per share for total outstanding options of 1,060,000 as of the date of this report.

At December 31, 2003 the Company had 851,200 warrants and 76,720 broker warrants outstanding. Since year end, the Company issued an additional 1,517,134 warrants exercisable at $1.25 per common share. At the date of this report a total of 2,445,054 warrants were outstanding.

Additional details on the shares, options and warrants outstanding at December 31, 2003 are available in the notes to the financial statements.

Critical Accounting Estimates:
Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the company.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion and depreciation and site restoration costs. A change in the reserve quantity estimates will result in a corresponding change in depletion, depreciation and site restoration costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense. Future site restoration costs are estimated and amortized over the life of reserves. A change in estimated future site restoration costs will change the amortization of site restoration costs included in depletion and depreciation expense.

Grand Banks has 100% of its reserves evaluated by an independent petroleum engineering consultant.

Other Information:
Additional information regarding Grand Banks Energy Corporation's reserves and other data is available on SEDAR at sedar.com.

GRAND BANKS ENERGY CORPORATION
REPORT ON RESERVE DATA AND OTHER INFORMATION (NI 51-101F1)
As of December 31, 2004
(CAD $000's)

DISCLOSURE OF RESERVES DATA

The oil and natural gas reserves data set forth below is based on an evaluation by Paddock Lindstrom & Associates Ltd. ("PLA"), a qualified, independent reserves evaluator firm engaged by the Board of Directors to evaluate the Company's oil and natural gas reserves. The following information with an effective date of December 31, 2004 comes from the PLA Report dated March 4, 2005. The reserves data conforms to the requirements of NI 51-101.

It should not be assumed that the estimates of future net revenues presented in the tables below represent fair market values of the reserves. There is no assurance that the constant prices and costs assumptions and forecast process and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

RESERVES DATA (CONSTANT PRICES AND COSTS)

Summary of Oil and Gas Reserves
As at December 31, 2004
Proved Plus Probable
Constant Prices and Costs

	Light and Medium Oil		Natural Gas		Natural Gas Liquids		BOE	
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Mbbl)	*(Mbbl)*	*(MMcf)*	*(MMcf)*	*(Mbbl)*	*(Mbbl)*	*(Mboe)*	*(Mboe)*
Proved Developed Producing	84.3	71.3	2,370.3	1,785.2	30.8	21.6	510.2	390.4
Proved Developed Non-Producing	26.9	22.2	1,260.9	764.3	14.1	8.3	251.2	157.9
Proved Undeveloped	-	-	-	-	-	-	-	-
Total Proved	111.2	93.5	3,631.2	2,549.5	44.9	29.9	761.3	548.3
Probable Additional	90.2	72.9	1,459.4	991.7	21.6	13.7	355.0	251.9
Total Proved plus Probable	201.4	166.4	5,090.6	3,541.2	66.4	43.5	1,116.3	800.2

Net Present Value of Future Net Revenue
As at December 31, 2004
Proved Plus Probable
Constant Prices and Costs

Reserves Category	***Net Present Values of Future Net Revenue ($ '000)***	
Discount Rate	0%	10%
Proved Developed Producing	$ 13,479.3	$ 10,518.4
Proved Developed Non-Producing	5,221.5	4,502.3
Total Proved	18,700.9	15,020.6
Probable Additional	8,776.5	5,947.2
Total Proved plus Probable	$ 27,477,4	$ 20,967.9

Total Future Net Revenue (Undiscounted)
As at December 31, 2004
Constant Prices and Costs

Reserves Category	Revenues	Royalties	Operating Costs	Development Costs	Abandonment Costs	Net Before Tax	Income Taxes	Net After Tax
Proved Reserves	$ 31,436	$ 6,788	$ 5,063	$ 611	$ 275	$ 18,701	0	$ 18,701
Proved Plus Probable Reserves	$ 46,425	$ 10,258	$ 7,592	$ 815	$ 286	$ 27,477	0	$ 27,477

Future Net Revenue by Production Group
As at December 31, 2004
Discounted at 10% per Year
Constant Prices and Costs

	Proved Reserves	Probable Additional	Proved Plus Probable
Light and Medium Crude Oil (including solution gas and byproducts)	$ 2,337.9	$ 1,818.5	$ 4,156.4
Natural Gas (including byproducts)	11,557.4	3,768.9	15,326.3
Alberta Royalty tax credit	1,125.3	359.9	1,485.2
	$ 15,020.6	$ 5,947.3	$ 20,967.9

RESERVES DATA (FORECAST PRICES AND COSTS)

Summary of Oil & Gas Reserves
As of December 31, 2004
Forecast Prices and Costs

	Light and Medium Oil		Natural Gas		Natural Gas Liquids		BOE	
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Mbbl)	*(Mbbl)*	*(MMcf)*	*(MMcf)*	*(Mbbl)*	*(Mbbl)*	*(Mboe)*	*(Mboe)*
Proved Developed Producing	84.3	71.5	2,370.3	1,748.7	30.8	21.7	510.1	384.7
Proved Developed Non-Producing	26.9	22.2	1,260.9	754.6	14.1	8.3	251.1	156.2
Total Proved	111.2	93.7	3,631.2	2,503.3	44.9	30.1	761.2	540.8
Probable Additional	92.5	75.2	1,469.5	967.4	21.8	13.9	359.2	250.3
Total Proved plus Probable	203.7	168.9	5,100.7	3,470.6	66.6	43.9	1,120.5	791.3

Net Present Value of Future Net Revenue
As of December 31, 2004
Forecast Prices and Costs

Reserves Category	Net Present Value of Future Net Revenue ($ '000)				
Discount rate	0%	5%	10%	15%	20%
Proved Developed Producing	$12,000.2	$10,599.8	$ 9,560.4	$ 8,752.5	$ 8,103.4
Proved Developed Non-Producing	4,818.7	4,499.3	4,227.1	3,992.3	3,787.7
Total Proved	16,819.0	15,099.1	13,787.5	12,744.9	11,891.2
Probable Additional	7,442.9	6,097.4	5,162.8	4,472.9	3,942.5
Total Proved plus Probable	$24,261.9	$21,196.5	$18,950.3	$17,217.8	$15,833.6

Total Future Net Revenue (Undiscounted)
As at December 31, 2004
Forecast Prices and Costs

Reserves Category	Revenues	Royalties	Operating Costs	Development Costs	Abandonment	Net Before Tax	Income Taxes	Net After Tax
Proved	$ 29,759	$ 6,683	$ 5,335	$ 611	$ 312	$ 16,819	0	$ 16,819
Proved Plus Probable	$ 43,705	$ 10,055	$ 8,230	$ 815	$ 343	$ 24,262	0	$ 24,262

Future Net Revenue by Production Group
Discounted at 10% per Year
As at December 31, 2004
Forecast Prices and Costs

	Proved Reserves	Probable Additional	Proved Plus Probable
Light and Medium Crude Oil (including solution gas and byproducts)	$ 2,094.7	$ 1,586.6	$ 3,681.3
Natural gas (including byproducts)	10,578.5	3,225.5	13,804.0
Alberta Royalty tax credit	1,114.3	350.8	1,465.1
	$ 13,787.5	$ 5,162.9	$ 18,950.4

DEFINITIONS AND NOTES

Mbbl – One Thousand Barrels of oil

Mcf – One Thousand cubic feet of gas

MMcf – Millions of cubic feet of gas

BOE – Barrels of oil equivalent have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel oil (6:1). BOEs may be misleading, particularly if used in isolation. A BOE conversion of 6 Mcf: 1 Bbl is based on an approximate energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Mboe – One Thousand Barrels of oil equivalent converted at 6:1

CAD $000's – All monetary amounts are Canadian dollars expressed in thousands (except the per unit amounts)

Rounding - Numbers may not add due to rounding

Summary of Pricing Assumptions

	Edmonton Light Oil (CAD$/bbl)	Natural Gas AECO (CAD$/MMBTU)	Inflation Rates % / Year	Exchange Rate (US$/CAD$)
Constant prices and costs:	$ 48.07	$ 6.78	0%	0.82
Forecast prices and costs				
2005	$ 50.22	$ 6.78	2%	0.82
2006	47.76	6.52	2%	0.82
2007	44.69	6.26	2%	0.82
2008	41.62	6.00	2%	0.82
2009	39.16	5.73	2%	0.82
2010	39.75	5.85	2%	0.82
2011	40.34	5.96	2%	0.82
2012	40.92	6.08	2%	0.82
2013	41.51	6.21	2%	0.82
2014	42.10	6.33	2%	0.82

Average product prices for 2004 were $47.17 per barrel of oil and $6.70 per Mcf of natural gas.

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Company's future net revenue to the reserves categories noted below:

	Constant Prices and Costs	Forecast Prices and Costs	
Year	Proved Reserves ($' 000)	Proved Reserves ($ '000)	Proved Plus Probable Reserves ($ '000)
2005	611	611	807
2006	0	0	8
2007	0	0	0
2008	0	0	0
2009	0	0	0
Total: Undiscounted	611	611	815
Total: Discounted at 10%/year	598	598	794

RECONCILIATION OF CHANGES IN RESERVES AND FUTURE NET REVENUE

The following table sets forth the reconciliation of the Company's net reserves as at December 31, 2004, using forecast prices and costs estimates from the PLA Report. Net reserves as at December 31, 2004 and as at December 31, 2003 include working interest reserves plus royalties receivable less royalties payable.

Reconciliation of Net Reserves by Product Type

	Light and Medium Oil		Natural Gas (incl Solution Gas)		Natural Gas Liquids		BOE		
Factors	Proved	Probable	Proved	Probable	Proved	Probable	Proved	Probable	Total
	(Mbbl)	*(Mbbl)*	*(MMcf)*	*(MMcf)*	*(Mbbl)*	*(Mbbl)*	*(MBOE)*	*(MBOE)*	*(MBOE)*
December 31, 2003	79.0	28.8	340.7	187.2	9.7	3.5	145.5	63.5	209.0
Technical revisions	(23.4)	(1.8)	63.0	21.4	1.1	0.1	(11.8)	1.9	(9.9)
Discoveries	57.6	48.6	2,240.7	812.7	21.9	10.2	453.0	194.3	647.2
Acquisitions	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	(53.6)	0	0	0	(8.9)	(8.9)
Production	(19.5)	0	(141.0)	0	(2.7)	0	(45.7)	0	(45.7)
December 31, 2004	93.7	75.6	2,503.3	967.7	30.0	13.8	540.9	250.7	791.7

Reconciliation of Changes in Net Present Value of Future Net Revenue Discounted at 10% per Year - Proved Reserves Constant Prices and Costs

Period and Factor	($ '000)
Estimated future net revenues, December 31, 2003	$ 2,942
Sales of oil and gas produced	(898)
Net changes in prices and costs	375
Changes in future development costs	0
Discoveries, additions and extensions	11,798
Acquisition of reserves	0
Revisions of quantity estimates	(402)
Accretion of discount	294
Changes in Royalty tax credits	912
Timing and other changes	(1)
Estimated future net revenues, December 31, 2004	$ 15,021

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Proved Undeveloped Reserves

Undeveloped reserves are attributed by PLA in accordance with standards and procedures contained in the COGE Handbook. Proved undeveloped reserves are those reserves that can be estimated with a high degree of certainty and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. As at December 31, 2004, the PLA Report has not attributed any reserves to Proved Undeveloped category.

Significant Factors or Uncertainties

A significant portion of the Company's expected 2005 production is from a limited number of wells.

OTHER OIL AND GAS INFORMATION

Principal Properties

The following is a description of the Company's principal oil and natural gas properties as at December 31, 2004. Reserve amounts are stated at December 31, 2004 and are based on forecast prices and costs assumptions as evaluated in the PLA Report.

All the properties described below are located in Western Canada and are within the Canadian provinces of British Columbia, Alberta, Saskatchewan and Manitoba. The properties identified below represent 69 per cent of the total proved plus probable reserves assigned by PLA in the PLA Report.

	Production and Reserves		
Property	2004 Production (BOE/d)	Proved Reserves (MBOE)	Proved Plus Probable Reserves (MBOE)
Virginia Hills	0	166.3	249.5
Blueberry	15	250.6	266.6
Berland River West	15	75.0	108.3
Wood River	26	18.8	68.0
Pouce Coupe South	0	57.9	80.9

Virginia Hills

The Virginia Hills property is located in Alberta. The Company is the operator and owns an average land interest of 88.75% percent. During 2004, net production from the area averaged 0 BOE/d (production commenced in March 1005). PLA has assigned net proved reserves of 166.3 MBOE and proved plus probable reserves of 249.5 MBOE which represents 22.3% of the total proved plus probable reserves.

Blueberry

The Blueberry property is located in Alberta. This property is operated by another company. The Company owns an average land interest of 50% percent. During 2004, net production from the area averaged 15 BOE/d (production commenced in November 2004). PLA has assigned net proved reserves of 250.6 MBOE and proved plus probable reserves of 266.6 MBOE which represents 23.8% of the total proved plus probable reserves.

Berland River West

The Berland River West property is located in Alberta. This property is operated by another company. The Company owns an average land interest of 9.375% percent. During 2004, net production from the area averaged 15 BOE/d (production commenced in August 2004). PLA has assigned net proved reserves of 75.0 MBOE and proved plus probable reserves of 108.3 MBOE which represents 9.7% of the total proved plus probable reserves.

Wood River

The Wood River property is located in Alberta. This property is operated by another company. The Company owns an average land interest of approximately 10.768% percent. During 2004, net production from the area averaged 26 BOE/d. PLA has assigned net proved reserves of 18.8 MBOE and proved plus probable reserves of 68.0 MBOE which represents 6.07% of the total proved plus probable reserves.

Pouce Coupe South

The Pouce Coupe South property is located in Alberta. This property is operated by another company. The Company owns an average land interest of 32.5% percent. During 2004, net production from the area averaged 0 BOE/d (production commenced January 2005). PLA has assigned net proved reserves of 57.9 MBOE and proved plus probable reserves of 80.9 MBOE which represents 7.2% of the total proved plus probable reserves.

Oil and Gas Wells

All wells in which the Company has an interest are located in Canada. The following table sets forth the number and status of oil and natural wells in which the Company had a working interest as at December 31, 2004.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
Province	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	6	1.30	1	.2	24	3.8	4	1.6
Saskatchewan	9	.53	1	1	-	-	-	-
Total	15	1.83	2	1.2	24	3.8	4	1.6

Properties with No Attributed Reserves

The following table sets out the Company's undeveloped land holdings as at December 31, 2004.

	Acres	
	Gross	Net
Alberta	29,460	8,218
British Columbia	9,223	922
Manitoba	4,629	4,629
Saskatchewan	2,704	2,704
	46,016	16,473

Forward Contracts

The Company has not entered into financial or physical hedges in respect of commodity prices or foreign exchanges rates at this time.

Additional Information Concerning Abandonment and Reclamation Costs

The Company has sufficient resources to meet these obligations. The December 31, 2004 Reserve Report has included estimated abandonment costs but it does not include $259,000 (December 31, 2003, $173,000) of undiscounted costs related to the eventual site reclamation of the properties.

Tax Horizon

Grand Banks Energy Corporation has approximately $37.0 million of tax pools available for future deduction. The Company does not expect to pay income taxes at any time in the foreseeable future based on the estimated net futures revenues based on the PLA Report effective December 31, 2004.

Capital Expenditures

The following table summarizes capital expenditures related to the Company's activities for the year ended December 31, 2004.

	2004 ($' 000)
Land Costs	$ 1,129
Geological and Geophysical Costs	1,317
Drilling and Completion Costs	9,105
Equipment and Gathering Costs	1,226
Capitalized G&A Costs	304
Office Equipment Costs	45
Total	$ 13,126

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells that the Company participated in during the year ended December 31, 2004.

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Oil	2	1.5	1	0.3
Natural gas	7	2.3	3	0.9
Dry	5	3.0	0	0.0
Total	14	6.8	4	1.2

Production Estimates

The following table sets out the volume of the Company's production estimated for the year ended December 31, 2005 which is the first year of the estimate of future net revenue disclosed in the tables contained herein.

Forecast Production Estimates - 2005								
	Light and Medium Oil		Natural Gas		Natural Gas Liquids		BOE	
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(bbl/d)	*(bbl/d)*	*(Mcf/d)*	*(Mcf/d)*	*(bbl/d)*	*(bbl/d)*	*(BOE/d)*	*(BOE/d)*
Proved Developed Producing	64.2	52.3	1,902	1,372	21.2	15.3	402.4	296.2
Proved Developed Non-Producing	18.0	14.9	1,903	1,093	25.2	14.8	360.4	211.9
Total Proved	82.2	67.1	3,805	2,465	46.4	30.1	762.8	508.1
Probable Additional	20.3	14.5	488.8	292.1	7.7	4.7	109.4	67.8
Total Proved plus Probable	102.5	81.6	4,294	2,757	54.0	34.7	872.2	575.9

The production estimates shown above include the following significant properties.

Forecast Production Estimates - 2005								
Significant properties (included above)	Light and Medium Oil		Natural Gas		Natural Gas Liquids		BOE	
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(bbl/d)	*(bbl/d)*	*(Mcf/d)*	*(Mcf/d)*	*(bbl/d)*	*(bbl/d)*	*(BOE/d)*	*(BOE/d)*
Total Proved								
Virginia Hills	0	0	1,706	975	24.7	14.5	309.0	177.0
Blueberry	0	0	1,106	779	12.1	8.7	196.5	138.4
Total Proved plus Probable	0	0						
Virginia Hills	0	0	1,996	1,141	28.9	17.0	361.6	207.1
Blueberry	0	0	1,117	786	12.2	8.7	198.4	139.7

Production History

The following table summarizes certain information in respect of the Company's production, product prices received, royalties paid, operating expenses and the resulting netback for the periods indicated below:

BOE at (6:1)	Quarter Ended 2004 Mar. 31	June 30	Sept. 30	Dec. 31	Year Ended 2004
Average Daily Production					
Light, Medium Oil and NG Liquids (bbl/d)	60	62	70	81	68
Natural Gas (Mcf/d)	270	286	362	904	457
Royalty Production (BOE/d)	10	6	8	7	8
Combined (BOE/d)	115	116	139	238	152
Average Production Prices Received					
Light, Medium Oil and NG Liquids (bbl/d)	42.22	45.04	51.47	48.71	47.17
Natural Gas (Mcf/d)	6.70	7.21	6.20	6,75	6.70
Combined (BOE/d)	41.23	44.00	44.35	43.29	43.28
Royalties Paid					
Combined $/BOE)	5.87	4.70	8.23	10.02	7.82
Operating Costs					
Combined $/BOE)	7.87	9.76	7.33	9.99	8.94
Netback Received					
Combined $/BOE)	27.49	29.54	28.79	23.28	26.51

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR AND AUDITOR
FORM 51-101F2

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

To the Board of Directors of Grand Banks Energy Corporation (the "Company"):

1. We have evaluated and audited the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and
   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and
   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation and audit.

   We carried out our evaluation and audit in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation and audit to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation and audit also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue, (before the deduction of income taxes), attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated and audited by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated and audited and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation/Audit Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue ($thousands - before taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Paddock Lindstrom & Associates Ltd.	March 4, 2005	Canada	nil	18,950.3	nil	18,950.3

5. In our opinion, the reserves data respectively evaluated and audited by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta, Canada

Execution Date: March 21, 2005



L.K. Lindstrom, P.Eng.
President

F:\Grand Banks\NI51-101\Jan 2004\FORM51101F2.doc

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION (NI 51-101 F3)

~

Management of Grand Banks Energy Corporation (the Company) is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consists of the following:

(a) (i) proved and probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and
(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves quantities, estimated as at December 31, 2004 using constant prices and costs; and
(ii) the related standardized measure of discounted future net cash flows from oil and gas reserve quantities.

An independent qualified evaluator has evaluated the Company's reserves data. The report of the independent qualified reserve evaluator is presented below.

The Reserves Committee of the Board of Directors of the Company has;

(a) reviewed the Company's procedures for providing information to the independent qualified evaluator;
(b) met with the independent qualified evaluator to determine whether any restrictions affected the ability of the independent qualified evaluator to report without reservation; and
(c) Reviewed the reserves data with management and the independent qualified evaluator.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filings with securities regulatory authorities of the reserves data and other oil and gas information;
(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and
(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Signed "Edward C. McFeely"

Edward C. McFeely
President & Chief Executive Officer

Signed "Thomas Bamford"

Thomas Bamford
Director & Chairman Reserves Committee

Signed " Keith Wilford"

Keith Wilford
V.P. Operations

Signed "Kenneth Hayes"

Kenneth Hayes
Director & Member of the Reserves Committee

(Cdn $000's)

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

RESERVES DISCLOSURE:

The Alberta Securities Commission (ASC) has implemented new standards for the oil and gas reserves evaluation and disclosure. The new standards are incorporated in National Instrument 51-101 (NI51-101) Standards of Disclosure for Oil and Gas Activities which is effective September 30, 2003. NI 51-101 establishes a new standard of disclosure for all Canadian reporting issuers in the upstream oil and natural gas activities and new reserve definitions for proved and probable reserves categories.

INDEPENDENT RESERVES EVALUATOR:

The oil and natural gas reserves of Grand Banks Energy Corporation were evaluated by Paddock Lindstrom & Associates Ltd. Paddock Lindstrom & Associates Ltd are qualified, independent reserve evaluators retained by the Board of Directors to evaluate the Company's oil and natural gas reserves. The following information comes from their report effective January 1, 2004 in a report dated March 24, 2004.

AREAS OF OPERATION:

All of Grand Banks Energy Corporation's exploration, development and production activities are in Western Canada. The Company has reserves Bashaw, Princess, Ghost Pine, Pine Creek, Princess, Wizard Lake, and Wood River areas in Alberta and the Success area in Saskatchewan. At December 31, 2003 most of the value of the Company's proved plus probable reserves is in Ghost Pine, Wood River and Wizard Lake areas of Alberta. In 2004, the Company expects to continue its operational focus in Western Canada.

TAX HORIZON:

Grand Banks Energy Corporation has approximately $30.0 million of tax pools available for future deduction. The Company's future net revenues at December 31, 2003 for proved and probable reserves are $4.1 million using forecast prices and costs. Grand Banks does not expect to pay income taxes based on the net futures revenues at December 31, 2003.

(Cdn $000's)

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

CONSTANT PRICES AND COSTS

Summary of Oil & Gas Reserves
Proved Plus Probable

	Light and Medium Oil		Natural Gas		Natural Gas Liquids		BOE	
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Mbbl)	*(Mbbl)*	*(MMcf)*	*(MMcf)*	*(Mbbl)*	*(Mbbl)*	*(Mboe)*	*(Mboe)*
Proved Developed Producing	72.4	65.0	404.9	336.4	13.0	9.2	152.9	130.3
Proved Undeveloped	19.5	14.5	13.6	10.6	0.4	0.3	22.2	16.6
Total Proved	91.9	79.5	418.5	347.0	13.4	9.5	175.1	146.9
Probable Additional	34.2	28.0	239.6	189.1	5.2	3.5	79.3	63.0
Total Proved plus Probable	126.1	107.5	658.1	536.1	18.6	12.9	254.4	209.9

Net Present Value of Future Net Revenue
Proved Plus Probable

Reserves Category			
Discount Rate	**0%**	**5%**	**10%**
Proved Developed Producing	$ 3,545.8	$ 3,020.5	$ 2,655.5
Proved Undeveloped	395.0	334.7	286.0
Total Proved	3,940.8	3,355.2	2,941.5
Probable Additional	1,924.5	1,403.6	1,083.0
Total Proved plus Probable	$ 5,865.3	$ 4,758.8	$ 4,024.5

Future Net Revenue by Production Group
Discounted at 10% per Year

	Proved Reserves	Probable Additional	Proved Plus Probable
Light and Medium Crude Oil (including solution gas and byproducts)	$ 1,741.8	$ 567.9	$ 2,309.7
Natural gas (including byproducts)	1,014.2	439.3	1,453.5
Alberta Royalty tax credit	185.5	75.8	261.3
	$ 2,941.5	$ 1,083.0	$ 4,024.5

(Cdn $000's)

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

CONSTANT PRICES AND COSTS

Summary of Future Net Revenue by Year
Proved Reserves

Year	Revenues	Royalties	Operating Costs	Development Costs	Abandonment Costs	Net Before Tax	Income Taxes	Net After Tax
2004	$ 1,668	$ 267	$ 272	$ 193	$ 0	$ 937	0	$ 937
2005	1,337	237	250		5	845	0	845
2006	898	137	219		42	500	0	500
2007	624	85	156		6	378	0	378
2008	519	63	148		4	303	0	303
2009	457	52	148		0	256	0	256
2010	394	43	145		5	201	0	201
2011	310	35	125		14	137	0	137
2012	163	18	50		44	50	0	50
2013	112	14	25		0	72	0	72
Subtotal	6,483	953	1,539	193	121	3,678	0	3,678
Remaining	430	58	88		21	263	0	263
Total	$ 6,913	$ 1,012	$ 1,626	$ 193	$ 142	$ 3,941	0	$ 3,941

Net Present Value of Future Net Revenue
Proved Reserves

Discount Rate	Operating Income	Development Costs	Cash Flow	Income Taxes	After Taxes
0%	$ 4,133	$ 193	$ 3,941	0	$ 3,941
5%	$ 3,541	$ 186	$ 3,355	0	$ 3,355
10%	$ 3,121	$ 180	$ 2,942	0	$ 2,942

Reconciliation of Changes in Net Present Value of Future Net Revenue
Discounted at 10% per Year - Proved Reserves

Estimated future net revenues, January 1, 2003	$ 2,391.0
Sales of oil and gas produced	(524.4)
Net changes in prices and costs	402.3
Changes in future development costs	(184.0)
Discoveries, additions and extensions	56.8
Acquisition of reserves	225.0
Revisions of quantity estimates	336.9
Accretion of discount	239.1
Changes in Royalty tax credits	82.3
Timing and other changes	(83.4)
Estimated future net revenues, December 31, 2003	$ 2,941.5

(Cdn $000's)

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

FORECAST PRICES AND COSTS

Summary of Oil & Gas Reserves
Proved Plus Probable

	Light and Medium Oil		Natural Gas		Natural Gas Liquids		BOE	
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Mbbl)	*(Mbbl)*	*(MMcf)*	*(MMcf)*	*(Mbbl)*	*(Mbbl)*	*(Mboe)*	*(Mboe)*
Proved Developed Producing	70.6	64.3	398.8	329.7	13.0	9.4	150.1	128.7
Proved Undeveloped	19.5	14.7	13.6	11.0	0.4	0.3	22.2	16.8
Total Proved	90.1	79.0	412.4	340.7	13.4	9.7	172.3	145.5
Probable Additional	34.3	28.8	239.8	187.3	5.2	3.5	79.5	63.5
Total Proved plus Probable	124.4	107.8	652.4	527.9	18.6	13.3	251.8	209.0

Net Present Value of Future Net Revenue
Proved Plus Probable

Reserves Category			
Discount rate	**0%**	**5%**	**10%**
Proved Developed Producing	$ 2,477.6	$ 2,159.7	$ 1,938.2
Proved Undeveloped	274.1	230.7	195.3
Total Proved	2,751.7	2,390.4	2,133.4
Probable Additional	1,338.5	986.0	768.6
Total Proved plus Probable	$ 4,090.3	$ 3,376.5	$ 2,902.0

Future Net Revenue by Production Group
Discounted at 10% per Year

	Proved Reserves	Probable Additional	Proved Plus Probable
Light and Medium Crude Oil (including solution gas and byproducts)	$ 1,280.3	$ 443.3	$ 1,723.6
Natural gas (including byproducts)	705.3	268.5	973.8
Alberta Royalty tax credit	147.8	56.8	204.6
	$ 2,133.4	$ 768.6	$ 2,902.0

(Cdn $000's)

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

FORECAST PRICES AND COSTS

Reconciliation of Net Reserves by Product Type

	Light and Medium Oil		Natural Gas		Natural Gas Liquids		BOE		
Reserves Category	Proved	Probable	Proved	Probable	Proved	Probable	Proved	Probable	Total
	(Mbbl)	*(Mbbl)*	*(MMcf)*	*(MMcf)*	*(Mbbl)*	*(Mbbl)*	*(Mboe)*	*(Mboe)*	*(Mboe)*
Opening balance	102.3	20.7	365.3	251.2	8.0	0.9	171.2	63.5	234.7
Technical revisions	(19.3)	3.2	22.5	(77.5)	3.8	2.7	(11.8)	(7.0)	(18.8)
Discoveries	0	0	13.7	5.4	0	0	2.3	0.9	3.2
Acquisitions	6.8	4.9	13.1	8.1	0	0	9.0	6.3	15.3
Production	(10.8)	0	(73.9)	0	(2.1)	0	(25.2)	0	(25.2)
Total Proved plus Probable	79.0	28.8	340.7	187.2	9.7	3.6	145.5	63.7	209.2

Summary of Future Net Revenue by Year
Proved Plus Probable Reserves

Year	Revenues	Royalties	Operating Costs	Development Costs	Abandonment	Net Before Tax	Income Taxes	Net After Tax
2004	$ 1,561	$ 252	$ 276	$ 193	$ 0	$ 840	0	$ 840
2005	1,332	236	270	0	8	819	0	819
2006	972	171	265	8	5	522	0	522
2007	746	121	247	0	5	374	0	374
2008	571	85	193	0	35	259	0	259
2009	500	68	191	0	1	240	0	240
2010	448	56	190	0	7	195	0	195
2011	385	46	179	0	3	157	0	157
2012	340	39	176	0	3	123	0	123
2013	284	30	126	15	36	78	0	78
Subtotal	7,140	1,100	2,113	215	104	3,606	0	3,606
Remaining	1,024	115	362	0	64	484	0	484
Total	$ 8,164	$ 1,215	$ 2,475	$ 215	$ 168	$ 4,090	0	$ 4,090

Net Present Value of Future Net Revenue
Proved Plus Probable Reserves

Discount Rate	Operating Income	Development Costs	Cash Flow	Income Taxes	After Taxes
0%	$ 4,306	$ 215	$ 4,090	0	$ 4,090
5%	$ 3,579	$ 202	$ 3,377	0	$ 3,377
10%	$ 3,094	$ 192	$ 2,902	0	$ 2,902

(Cdn $000's)

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

FORECAST PRICES AND COSTS

Summary of Future Net Revenue by Year
Proved Reserves

Year	Revenues	Royalties	Operating Costs	Development Costs	Abandonment Costs	Net Before Tax	Income Taxes	Net After Tax
2004	$ 1,525	$ 242	$ 272	$ 193	$ 0	$ 818	0	$ 818
2005	1,104	188	255		10	651	0	651
2006	686	101	220		44	322	0	322
2007	471	60	163		1	247	0	247
2008	387	44	157		4	181	0	181
2009	332	37	155		0	140	0	140
2010	291	30	155		6	100	0	100
2011	248	26	143		16	63	0	63
2012	130	14	59		52	5	0	5
2013	89	11	30		0	47	0	47
Subtotal	5,264	754	1,610	193	133	2,574	0	2,574
Remaining	370	48	115		28	178	0	178
Total	$ 5,634	$ 805	$ 1,725	$ 193	$ 161	$ 2,752	0	$ 2,752

Net Present Value of Future Net Revenue
Proved Reserves

Discount Rate	Operating Income	Development Costs	Cash Flow	Income Taxes	After Taxes
0%	$ 2,944	$ 193	$ 2,752	0	$ 2,752
5%	$ 2,576	$ 186	$ 2,390	0	$ 2,390
10%	$ 2,313	$ 180	$ 2,133	0	$ 2,133

Summary of Pricing Assumptions

	Edmonton Light Oil	Natural Gas AECO	Inflation Rates	Exchange Rate
	(Cdn$/bbl)	(Cdn$/MMBTU)	% / Year	(US$/Cdn$)
Constant prices and costs:	$ 40.28	$ 6.38	0%	0.75
Forecast prices and costs				
2004	$ 37.61	$ 6.00	2%	0.75
2005	34.25	5.31	2%	0.75
2006	32.90	4.83	2%	0.75
2007	32.21	4.87	2%	0.75
2008	32.85	4.92	2%	0.75
2009	33.51	4.96	2%	0.75
2010	34.18	5.01	2%	0.75
2011	34.86	5.05	2%	0.75
2012	35.56	5.15	2%	0.75
2013	36.27	5.26	2%	0.75

Average product prices for 2003 were $35.40 per barrel of oil and $6.76 per mcf of natural gas.

(Cdn $000's)

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

ADDITIONAL INFORMATION:

Additional Information Concerning Abandonment and Reclamation Costs

The reserve reports included estimated abandonment costs of $168,000 for proved plus probable oil and gas properties. The report does not include estimated site restoration costs of $173,000 at December 31, 2003. The Company has sufficient resources to meet these obligations.

Future Development Costs

Future development costs are estimated to be $193,000 for proved undeveloped reserves and $215,000 for proved plus probable reserves. The Company has sufficient resources to meet these requirements.

2004 Production Estimates

The reserve report estimates production from proved reserves at December 31, 2003 will average 120 BOE per day in 2004.

Oil and Natural Gas Wells

Grand Banks drilled 4 gross wells during 2003, one of which was completed and is a producing natural gas well. No reserves were assigned to the other wells.

At year end one well in Berland River was drilling. This well finished drilling in 2004 and was completed as a potentially significant natural gas well.

At December 31, 2003 the Company had an interest in 49 gross wells (6.3 net wells) of which 32 gross wells (5.3 net wells) were in Alberta and the balance in Saskatchewan.

Properties with No Attributed Reserves

Grand Banks has the following undeveloped land at December 31, 2003.

	Acres	
	Gross	Net
Alberta	4,160	1,638
Saskatchewan	3,158	1,310
	7,318	2,948

Forward Contracts

Grand Banks Energy Corporation does not have any product price hedges or forward contracts.

Significant Factors or Uncertainties

Reserve data is based on judgment regarding future events. Actual results will vary and the variations may be material.

DEFINITIONS:

Mbbl –	One Thousand Barrels of oil
Mcf –	One Thousand cubic feet of gas
MMcf –	Millions of cubic feet of gas
6:1 Conversion -	6mcf of gas to one barrel of oil
BOE –	Barrels of oil equivalent converted at 6:1
Mboe –	One Thousand Barrels of oil equivalent converted at 6:1
Cdn $000's –	All monetary amounts are Canadian dollars expressed in thousands (except the per unit amounts)
Rounding -	The numbers do not necessarily add and cross-add due to rounding

PADDOCK LINDSTROM
& ASSOCIATES LTD.
INDEPENDENT PETROLEUM CONSULTANTS

May 13, 2004

Grand Banks Energy Corporation
1600, 444 – 5th Avenue SW
Calgary, Alberta
T2P 2T8

Attention: Board of Directors of Grand Banks Energy Corporation

Re: Evaluation of the Interests of Grand Banks Energy Corporation - Form NI 51-101F2

Dear Sirs:

1. We have evaluated the Company's reserves data as at January 1, 2004. The reserves data consist of the following:

   (a) proved and proved plus probable oil and gas reserves estimated as at January 1, 2004 using forecast prices and costs and the related estimated future net revenue; and

   (b) proved and proved plus probable oil and gas reserves estimated as at January 1, 2004 using constant prices and costs and the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook").

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table is a summary of the estimated future net revenue, before deduction of income taxes, attributed to proved plus probable additional reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent. The evaluation report has an effective date of January 1, 2004 and is dated March 24, 2004. All reserves evaluated are located in Canada and were evaluated by Paddock Lindstrom & Associates Ltd.

2000, 801 - 6 AVE SW CALGARY AB T2P 3W2 WWW.PADLIN.COM MAIN (403) 262-2499 FAX (403) 233-0062

Reserves Category	Net Present Value of Future Net Revenue (M$ Disc. @ 10%, before income taxes)
Total Proved plus Probable	2,902.0

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after the effective date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta, Canada

Execution Date: May 13/04



Larry K. Lindstrom, P. Eng.
President

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION (NI 51-101 F3)

~

Management of Grand Banks Energy Corporation (the Company) are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consists of the following:

(a) (i) proved and probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and
(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves quantities, estimated as at December 31, 2003 using constant prices and costs; and
(ii) the related standardized measure of discounted future net cash flows from oil and gas reserve quantities.

An independent qualified evaluator has evaluated the Company's reserves data. The report of the independent qualified reserve evaluator is presented below.

The Reserves Committee of the Board of Directors of the Company has;

(a) reviewed the Company's procedures for providing information to the independent qualified evaluator;
(b) met with the independent qualified evaluator to determine whether any restrictions affected the ability of the independent qualified evaluator to report without reservation; and
(c) Reviewed the reserves data with management and the independent qualified evaluator.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filings with securities regulatory authorities of the reserves data and other oil and gas information;
(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and
(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Edward C. McFeely"
President & Chief Executive Officer

(signed) "Ken Hayes"
Director & Member of the Reserves Committee

(signed) "Brian Gore"
Director & Member of the Reserves Committee